Filed pursuant to Rule 433

Registration No. 333-131159

91,000,000 Shares of Common Stock

FINAL TERM SHEET

Dated April 21, 2008

Issuer:	CIT Group Inc.

Security:	Common Stock, par value $0.01 per share (the “Common Stock”)

Number of Shares Issued in this Offering:	91,000,000 shares of Common Stock

Number of Shares Outstanding After this Offering:	282,525,286 shares of Common Stock[1]

Over-allotment Option:	The underwriters also may purchase an additional 13,650,000 shares of Common Stock at the public offering price within 30 days of the date hereof in order to cover over-allotments, if any

Public Offering Price:	$11.00 per share of Common Stock

Underwriting Commissions:	$0.55 per share

Trade Date:	April 21, 2008

Settlement Date:	April 25, 2008

Net Proceeds (before expenses) to Issuer:	Approximately $950,950,000 (or approximately $1,093,592,500 if the underwriters exercise the over-allotment option)

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1 The number of shares of our Common Stock outstanding immediately after the closing of this offering is based on 191,525,286 shares of our Common Stock outstanding as of March 31, 2008. As of March 31, 2008, the number of shares of Common Stock to be outstanding after this offering excludes 8,714,584 shares of Common Stock reserved for issuance under the Issuer’s long-term incentive plans; 13,245,444 shares that were subject to outstanding options at a weighted average exercise price of $40.22 per share as of March 31, 2008; 413,491 shares of Common Stock reserved for issuance under the Issuer’s employee stock purchase plan; 114,763 shares of restricted stock; 1,515,150 shares of restricted stock units and performance share units; and any shares issuable upon conversion of the 8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C or the Issuer’s outstanding equity units.

Underwriters:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Lehman Brothers Inc. Citigroup Global Markets Inc.

CUSIP/ISIN:	125581108/US1255811085

Concurrent Offering:

Concurrent with this offering, the Issuer is offering 10,000,000 shares of its 8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C (the “Series C Preferred Stock”) (or 11,500,000 shares if the underwriters exercise their over-allotment option in full) (the “Preferred Stock Offering”).

Each share of the Series C Preferred Stock will be convertible at any time, at the holder’s option, into 3.9526 shares of Common Stock (equivalent to an initial conversion price of $12.65 per share), plus cash in lieu of fractional shares, subject to anti-dilution adjustments. The conversion rate will be adjusted upon the occurrence of certain other events. In addition, on or after June 20, 2015, if the closing price of the Common Stock exceeds 150% of the conversion price for 20 trading days (whether consecutive or not) during any consecutive 30 trading day period, including the last day of such period, the Issuer may, at its option, cause some or all of the then outstanding Series C Preferred Stock to be automatically converted into the Common Stock at the then prevailing conversion rate.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll free at 1-800-584-6837, Lehman Brothers Inc. toll free at 1-800-392-5000 or Citigroup Capital Markets Inc. toll free at 1-877-858-5407.